Exhibit 99.1

Zhihu Inc. to Hold Annual General Meeting on June 10, 2022

BEIJING, China, May 18, 2022 — Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), the operator of Zhihu, a leading online content community in China, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 11:00 a.m. Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on June 10, 2022 at Room Xinzhi, Gate 10, BKL-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM are available on the Company’s website at http://ir.zhihu.com. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

The Company will hold a class meeting of holders of Class A ordinary shares with a par value of US$0.000125 each (the “Class A Meeting”) and a class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each (the “Class B Meeting”) convened on the same date and at the same place as the AGM, for the purposes of considering and, if thought fit, passing the Class-based Resolution as defined and set forth respectively in the notices of each of the Class A Meeting and the Class B Meeting. The notices and forms of proxy for each of the Class A Meeting and the Class B Meeting are available on the Company’s website at http://ir.zhihu.com.

Holders of record of ordinary shares of the Company at the close of business on May 17, 2022, Hong Kong time, are entitled to notice of, to attend and vote at, the AGM or any adjournment or postponement thereof, and, as applicable, the Class A Meeting or the Class B Meeting. Holders of record of ADSs as of the close of business on May 17, 2022, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at http://ir.zhihu.com and on the SEC’s website at http://www.sec.gov.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy "fulfilling content" (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “future,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com